UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

November 9, 2005

Ad hoc announcement of Deutsche Telekom AG

Deutsche Telekom invests in basis for future growth of the Group

•                  Considerable revenue growth of around 5 percent expected in 2006 and 2007 respectively

•                  Additional expenditure of EUR 1.2 billion in 2006 across all strategic business areas to develop a more aggressive market approach.

•                  Reduction in adjusted EBITDA to between EUR 20.2 billion and EUR 20.7 billion planned as a result of additional expenditure for a more aggressive market approach in 2006

•                  Resulting customer base expansion and new products will lead to rise in adjusted EBITDA of up to EUR 1.5 billion compared with 2005 to between EUR 21.7 billion and EUR 22.2 billion in 2007

•                  Financial targets and dividend statement for 2005 confirmed

•                  Revenue in the first nine months of 2005 up 3.6 percent year-on-year, from EUR 42.6 billion to EUR 44.2 billion

•                  Compared with the first nine months of 2004, adjusted EBITDA in the Group increased by 5.0 percent year-on-year, from EUR 14.9 billion to EUR 15.6 billion.

•                  Adjusted net profit rose by 11.4 percent, up from EUR 3.1 billion to EUR 3.4 billion.

•                  Number of mobile customers increased by 2.2 million; of this increase, T-Mobile USA alone accounted for around 1.1 million and T-Mobile Deutschland for 530,000.

•                  Continued strong DSL growth in broadband lines in the Group to 7.7 million DSL lines.

Group Deutsche Telekom

	Q3	Q3	Change	Q1-Q3	Q1-Q3	Change	FY
in mio. EUR	2005	2004	in %	05	04	in %	2004

Net revenue	15,043	14,353	4.8	44,167	42,620	3.6	57,360
- Domestic	8,385	8,564	(2.1)	25,506	25,750	(0.9)	34,748
- International	6,658	5,789	15.0	18,661	16,870	10.6	22,612
Profit before income taxes	3,137	(681)	n.a.	6,583	1,099	n.a.	3,518
Adjusted profit before income taxes	2,220	1,847	20.2	5,671	4,882	16.2	6,225
Net profit	2,415	(1,359)	n.a.	4,368	(150)	n.a.	1,564
EBITDA excluding special factors	5,487	5,293	3.7	15,630	14,891	5.0	19,617
EBITDA	5,366	5,193	3.3	15,483	14,797	4.6	19,389
Net cash from operating activities	4,267	3,919	8.9	10,082	11,123	(9.4)	16,720
Free Cash-Flow before dividend paym.	2,581	2,439	5.8	3,481	6,715	(48.2)	10,310
Investments in property, plant and equipment and intangible assets (exluding Goodwill)	(1,686)	(1,480)	(13.9)	(6,601)	(4,408)	(49.8)	(6,410)
Net debt at balance sheet date				40,798	44,596	(8.5)	39,543
Number of employees at balance sheet date				243,418	247,891	(1.8)	244,645

Deutsche Telekom has continued on the path to meeting Group targets in the first nine months of 2005. Compared with the prior-year period, revenue in the first nine months of 2005 increased by 3.6 percent to EUR 44.2 billion; adjusted EBITDA exceeded this growth, rising by 5.0 percent to EUR 15.6 billion. Our target of achieving adjusted EBITDA of between EUR 20.7 billion and EUR 21.0 billion for the full year was confirmed in Bonn at the press conference on the financial statements for the first nine months of 2005.

In order to safeguard its strategy of long-term profitable growth, the Group will increase expenditures on customer acquisition and the launch of new products next year, the aim being to considerably expand its customer and revenue base. Net revenue of the Group is set to grow by around 5 percent in both 2006 and 2007, totalling EUR 65.2 billion to EUR 66.2 billion in 2007. An EBITDA volume of around EUR 1.2 billion has been earmarked for the planned increase in the Group’s expenditures for this more aggressive market approach. Combined with the positive effect on earnings from the revenue increase in 2006, this will result in an expected decrease in the Group’s adjusted EBITDA to between EUR 20.2 billion and EUR 20.7 billion. In 2007, adjusted EBITDA is set to rise by up to EUR 1.5 billion compared with 2005, to between EUR 21.7 billion and EUR 22.2 billion. Deutsche Telekom is thus reacting to the major changes on the telecommunications market, which are essentially characterized by three trends:

• The high pace of innovation and the loss of traditional markets

• Rapid technological progress

• The high degree of regulation, particularly in Germany, which is restricting Deutsche Telekom’s competitive chances.

The Group will therefore focus on intensifying activities for marketing new products and services, and will also improve its position vis-à-vis the competition as a result of the announced staff reduction measures. Some examples of the company’s intensified market approach are its plans to win 1 million triple-play customers by 2007, sell 0.5 million dual phones over the next two years, and exceed the 1 million mark with web’n’walk wireless devices by 2007. At the same time, broadband business is to be further expanded There are plans to increase the number of DSL lines to 11.5 million by 2007 - from 7.3 million at present. Around 8.2 million net additions to the contract customer base are also expected in the mobile communications business by 2007. The customer base will then be considerably more than 90 million worldwide. In the Business Customers area, IT revenue with small and medium-sized enterprises is set to increase to more than EUR 1 billion. To meet these targets, and thus achieve a broader base for profitable growth, sales and revenue growth is taking priority over boosting the operating performance in the coming year.

In the first three quarters of 2005, the Group again increased revenue and profits. While Group revenue increased by 3.6 percent to EUR 44.2 billion year-on-year, adjusted EBITDA increased by 5.0 percent to EUR 15.6 billion. The Mobile Communications business area made a major contribution to increasing the profitability of the Group, recording an increase in adjusted EBITDA of 16 percent compared with the prior-year period. Profit before income taxes in the first nine months of 2005 was around EUR 6.6 billion, which represents year-on-year growth of around EUR 5.5 billion. This increase is mainly attributable to improved profit from operations.

Reported net profit increased to approximately EUR 4.4 billion. In the same period of the prior year, the Group reported a net loss of around EUR 0.2 billion. The underlying factor in this gain was the positive development in profit before income taxes, which, in addition to substantially improving profit from operations, was affected to a considerable extent by special factors. The positive effect was created predominantly by the non-recurrence of factors that had a negative impact on profits in the prior year: In addition to impairment losses on the FCC mobile communications licenses of T-Mobile USA in the amount of approximately EUR 1.4 billion, goodwill impairments totalling about EUR 2.4 billion for T-Mobile UK und Slovak Telecom were recognized last year. In contrast, positive special factors, in particular as a result of the sale of remaining shares in MTS, had a substantial impact in 2005. Adjusted net profit was around EUR 3.4 billion. Year-on-year, this represents an improvement of EUR 0.3 billion or approximately 11 percent in the first nine months, and an increase of 27 percent to just under EUR 1.5 billion in the third quarter.

The growth in net revenue of the Group was driven by the positive develop- ment of the Mobile Communications business area in particular. The year-on-year increase in revenues by 8.9 percent to EUR 21.6 billion in the first nine month, and by 10.6 percent to EUR 7.6 billion in the third quarter of 2005, are primarily due - in addition to the deconsolidation of the Slovak mobile communications investment - to customer growth at T-Mobile USA. Revenue in the Business Customers business area remained at approximately the same level as last year, both in the nine-month and in the quarterly comparison, at just under EUR 9.5 billion and EUR 3.1 billion respectively. Revenue gains in the Enterprise Services business unit, in which positive developments in the Computing & Desktop Services area were a primary factor, were offset by a decline in revenues in the Business Services unit.

Total revenue in the Broadband/Fixed Network business area decreased by 3.8 percent and amounted to

EUR 19.6 billion; in a year-on-year comparison of the third quarters, the revenue decline was smaller, falling 2.3 percent to just under EUR 6.5 billion. Within this total, revenue growth at T-Online was more than offset by a decrease in revenue at T-Com. T-Online achieved clear revenue gains, especially by continued expansion in the broadband market. Whereas T-Com’s revenue decreased year-on-year by 4.9 percent in the first half of 2005, the drop in the third quarter was only 2 percent compared with the same period last year. The key factor behind the slower decline was the positive development of broadband lines and the data communication and wholesale areas. This development was unable to offset the drop in revenue caused by declining narrowband lines and reduced call prices.

The increase in adjusted EBITDA in the Group of EUR 0.7 billion or 5 percent to EUR 15.6 billion in the first nine months of 2005 was primarily due to favorable developments in the Mobile Communications business area, and was mainly the result of revenue gains due to customer growth. This continues to reflect the success of the “Save for Growth Program,” an integral part of the Group-wide Excellence Program. Adjusted EBITDA in the third quarter of 2005 improved over the prior-year period by EUR 0.2 billion to EUR 5.5 billion. EBITDA reductions in the business areas of Broadband/Fixed Network (minus 2.8 percent) and Business Customers (minus 1.5 percent) and at Group Headquarters & Shared Services were more than offset by a 15-percent increase in EBITDA in the Mobile Communications business area.

In the first nine months of 2005, free cash flow declined by EUR 3.2 billion year-on-year to a total of EUR 3.5 billion. Apart from the changes in working capital, this is due in particular to considerably higher tax payments and increased investments, mainly as a result of the acquisition of networks at T-Mobile USA relating to the winding up of the U.S. mobile communications joint venture.

Free cash flow in the third quarter of 2005 improved by 5.8 percent year-on-year to around EUR 2.6 billion. Besides lower interest payments, this improvement is primarily attributable to the increase in cash generated from operations. Increased cash outflows for investments had an offsetting effect.

Net debt increased by approximately EUR 1.3 billion to EUR 40.8 billion compared with December 31, 2004. Following an increase of approximately EUR 5 billion in the first nine months of 2005 compared with the year-end, the Group succeeded in achieving a clear debt reduction of around EUR 3.7 billion in the third quarter, which is primarily attributable to the positive development of free cash flow. This was augmented by inflows from the sale of the interest in MTS and the sale of the shares in comdirect bank for a total amount of about EUR 1.4 billion. In a year-on-year comparison, the net debt of the Group decreased by approximately EUR 3.8 billion.

This release contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Form 20-F submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account. In addition to the figures shown in accordance with IFRS, Deutsche Telekom also shows so-called pro-forma figures, e.g., EBITDA, adjusted EBITDA, net debt, and free cash flow. These pro-forma financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. For a definition of these pro-forma figures, please refer to the explanations under “Reconciliation to pro-forma figures” on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com. With respect to our 2006 -2007 outlook statements, please refer to page 40 in our interim report, January 1 to September 30, 2005 for cautionary information.

This release contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS,” and on the basis of the new strategic business areas. The IFRS financial information contained in this report was prepared on the basis of the assumption that, with the exceptions of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRIC 3 “Emission Rights,” all existing standards and interpretations that have been issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the EU. The accounting policy for financial instruments takes into account the proposed EU revisions to IAS 39 and complies with the amended IAS 39. IFRIC 3 is not relevant for Deutsche Telekom. Subject to EU endorsement of outstanding standards and no further changes from the IASB, the information presented here is expected to form the basis for reporting Deutsche Telekom’s financial results for 2005, and for subsequent reporting periods. However, Deutsche Telekom cannot assure you that there will not be material changes in IFRS between the date of this Interim Report and the first date on which Deutsche Telekom is required to publish financial statements for 2005, 2004 or 2003 under IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff

Name:

Guido Kerkhoff

		Title:	Senior Executive Vice President
Chief Accounting Officer

Date: November 9, 2005